UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of foreign private issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.
For the Month of March, 2009
Commission File Number: 001-12126
CHINA ENTERPRISES LIMITED
(Translation of registrant’s name into English)
31st Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CHINA ENTERPRISES LIMITED

SIGNATURE

PRESS RELEASE OF CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 2, 2009
CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan

Name:	Yap, Allan
Title:	Chairman

CHINA ENTERPRISES LIMITED
PRESS RELEASE
CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007
NEW YORK, March 2, 2009 — The Board of Directors of China Enterprises Limited (“the Company”) announces the following financial information of the Company for the year ended December 31, 2007: -

	Year ended	Year ended
	December 31, 2007	December 31, 2006	Change +/(-)%
Revenue	Nil	Nil	N/A
Operating (income)/loss	Rmb(13.1)M	Rmb16.8M	(177.9)%
Loss from continuing operations	Rmb28.2M	Rmb21.2M	33.0%
Net loss	Rmb28.2M	Rmb21.2M	33.0%
Net loss per common share	Rmb3.12	Rmb2.35	33.0%
Since the Company does not have an operating subsidiary up to the date of this press release, the financial results of the Company in fiscal 2006 and 2007 greatly depended on the share of results of its affiliates, including Hangzhou Zhongce Rubber Co., Ltd. (“Hangzhou”), the tire business and Wing On Travel (Holdings) Limited (“Wing On”), the travel business. During the fiscal 2007, following purchased and disposed of certain shares of Wing On in the market, the interest of Wing On held by the Company was diluted from approximately 20.36% to 12.77%, and was accounted for as trading securities of the Company thereafter.
Operating income increased to Rmb13.1 million in 2007 compared to operating loss of Rmb16.8 million in 2006. This was mainly due to a gain on disposal of subsidiaries amounting Rmb19.3 million incurred during the fiscal 2007, which did not recur in 2006.
For the year ended December 31, 2007, the Company recorded a consolidated net loss of Rmb28.2 million, or Rmb3.12 per share. By comparison, the net loss and the net loss per share in 2006 was Rmb21.2 million and Rmb2.35, respectively. The loss for the fiscal year 2007 consisted primarily of net loss recognized on trading securities sold during the year amounted Rmb90.9 million, unrealized loss recognized on trading securities amounted Rmb12.2 million, loss on disposal of interest in Wing On amounting to Rmb69.0 million, income tax amounted Rmb19.3 million and partially offset with operating income of Rmb13.1 million, gain upon a increase in fair value of the call option associated with the convertible note of Wing On totaling Rmb19.2 million, the Company’s share of net profit of Hangzhou and Wing On in an amount of Rmb121.4 million and interest income of Rmb9.5 million.
The Annual General Meeting for the Company will be held in Hong Kong on March 31, 2009. Based on the record date of February 27, 2009, the Company will dispatch a notice of the meeting and a proxy statement to shareholders in due course.

For more information, please contact:
Hong Kong	New York
China Enterprises Limited	The Altman Group
Mr. Chow Chun Man, Jimmy	Tel: (1) 212 400 2604
Tel: (852) 2372 0130	Fax: (1) 646 478 9415
Fax: (852) 2537 6591
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